BB 3/8

06003988

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AB 3/13

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-37792

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 AND ENDING 12/31/05
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Joseph Kosinsky, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 Second Avenue
(No. and Street)

New York, NY 10010
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Joseph Kosinsky, President (212) 532-8898
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Chan, William, J
(Name – *if individual, state last, first, middle name*)

4211 8th Avenue Brooklyn, NY 11232
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
NOV 0 9 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I Joseph Kosinsky, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Joseph Kosinsky, Inc., as of 12/31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Joseph Kosinsky
Signature

President
Title

[signature]
Notary Public 1/19/06

Notary Public, State of New York
No. 01F[illegible]
Qualified in Kings County
Commission Exp. [illegible]

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FORM X-17A-5

3/91

FOCUS REPORT

OMB No. 3235-0123 (5-31-87)

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [✓] [16]   2) Rule 17a-5(b) [ ] [17]   3) Rule 17a-11 [ ] [18]

4) Special request by designated examining authority [ ] [19]   5) Other [ ] [26]

NAME OF BROKER-DEALER: Joseph Kosirsky, Inc. 400 Second Avenue New York, N.Y. 10010 (212) 532-8898 [13]	SEC FILE NO. 8-37792 [14]
	FIRM ID. NO. 019806 [15]
ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.) [20] (No. and Street)	FOR PERIOD BEGINNING (MM/DD/YY) 01/01/05 [24]
[21] (City) [22] (State) [23] (Zip Code)	AND ENDING (MM/DD/YY) 12/31/05 [25]
NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT: JOSEPH KOSINSKY, PRESIDENT [30]	(Area Code)—Telephone No. (212) 532-8898 [31]
NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT:	OFFICIAL USE
[32]	[33]
[34]	[35]
[36]	[37]
[38]	[39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] [40] NO [✓] [41]

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [✓] [42]

10-019806-M
JOSEPH KOSINSKY, IIA
JOSEPH KOSINSKY, INC.
400 SECOND AVENUE,
NEW YORK NY 10010

EXECUTION:

The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the 19th day of Jan. 2006

Manual signatures of:

1) Joseph Kosinsky, President
Principal Executive Officer or Managing Partner

2) ______________________
Principal Financial Officer or Partner

3) ______________________
Principal Operations Officer or Partner

ATTENTION—Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

JOSEPH KOSINSKY, INC.
400 SECOND AVENUE
NEW YORK, N.Y. 10010

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

Name (If individual, state last, first, middle name)

Chan, William, J [70]

ADDRESS Number and Street	City	State	Zip Code
4211 8th Avenue [71]	Brooklyn [72]	NY [73]	11232 [74]

Check One

(✓) Certified Public Accountant [75]

( ) Public Accountant [76]

( ) Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD			
50	51	52	53			

1/76

JOSEPH KOSINSKY INC.
400 SECOND AVE.
NEW YORK, N.Y.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Joseph Kosinsky, Inc. 400 Second Avenue New York, NY 10010 (212) 532-8303 | N 3 | [100]

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12/31/05 [99]
SEC FILE NO. 8-37792 [98]
Consolidated [198]
Unconsolidated X [199]

ASSETS

	Allowable		Non-Allowable		Total	
1. Cash	$ 8970	200			$ 8970	750
2. Receivables from brokers or dealers:						
A. Clearance account		295				
B. Other		300	$	550		810
3. Receivables from non-customers		355		600		830
4. Securities and spot commodities owned, at market value:						
A. Exempted securities		418				
B. Debt securities		419				
C. Options		420				
D. Other securities		424				
E. Spot commodities		430				850
5. Securities and/or other investments not readily marketable:						
A. At cost $ 58550.00 [130]						
B. At estimated fair value		440	58,550	610	58,550	860
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630		880
A. Exempted securities $ [150]						
B. Other securities $ [160]						
7. Secured demand notes: market value of collateral:		470		640		890
A. Exempted securities $ [170]						
B. Other securities $ [180]						
8. Memberships in exchanges:						
A. Owned, at market $ [190]						
B. Owned, at cost				650		
C. Contributed for use of the company, at market value				660		900
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670		910
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490	352	680	352	920
11. Other assets		535	66	735	66	930
12. TOTAL ASSETS	$ 8970	540	$ 58,968	740	$ 67,938	940

OMIT PENNIES

400 SECOND AVENUE
NEW YORK, N.Y. 10010

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Joseph Kosinsky, Inc.
400 Second Avenue
New York, NY 10010
(212) 532-8898

as of 12/31/05

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	$ [1045]	$ [1255]	$ [1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	[1315]	[1560]
B. Other	[1115]	[1305]	[1540]
15. Payable to non-customers	[1155]	[1355]	[1610]
16. Securities sold not yet purchased, at market value		[1360]	[1620]
17. Accounts payable, accrued liabilities, expenses and other	[1205]	[1385]	[1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		[1690]
B Secured	[1211]	[1390]	[1700]
19. Liabilities subordinated to claims of general creditors:		[1400]	[1710]
A. Cash borrowings:			
1. from outsiders $ [970]			
2. Includes equity subordination (15c3-1 (d)) of .... $ [980]			
B. Securities borrowings, at market value: from outsiders $ [990]		[1410]	[1720]
C. Pursuant to secured demand note collateral agreements:		[1420]	[1730]
1. from outsiders $ [1000]			
2. Includes equity subordination (15c3-1 (d)) of .... $ [1010]			
D. Exchange memberships contributed for use of company, at market value		[1430]	[1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	[1750]
20. TOTAL LIABILITIES	$ [1230]	$ [1450]	$ Ø [1760]

Ownership Equity

Item		Total
21. Sole proprietorship		$ [1770]
22. Partnership (limited partners)	$ [1020]	[1780]
23. Corporation:		[1791]
A. Preferred stock		11,000 [1792]
B. Common stock		247,500 [1793]
C. Additional paid-in capital		(190,562) [1794]
D. Retained earnings		67,938 [1795]
E. Total		( ) [1796]
F. Less capital stock in treasury		$ 67,938 [1800]
24. TOTAL OWNERSHIP EQUITY		$ 67,938 [1810]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY		

OMIT PENNIES

BASIC FILERS ONLY

1/78

JOSEPH KOSINSKY, INC.
400 SECOND AVENUE
NEW YORK, N.Y. 10010

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER ~~Joseph Kosinsky, Inc.~~ 400 Second Avenue New York, NY 10010 (212) 532-8898 as of 12/31/05

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

N/A

Liabilities	A.I. Liabilities*	Non-A.I. Liabilities*	Total
13. Bank loans payable	$ [1045]	$ [1255]	$ [1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	[1315]	[1560]
B. Other	[1115]	[1305]	[1540]
15. Payable to non-customers	[1155]	[1355]	[1610]
16. Securities sold not yet purchased, at market value		[1360]	[1620]
17. Accounts payable, accrued liabilities, expenses and other	[1205]	[1385]	[1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		[1690]
B Secured	[1211]	[1390]	[1700]
19. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	[1710]
1. from outsiders $ [970]			
2. Includes equity subordination (15c3-1 (d)) of .... $ [980]			
B. Securities borrowings, at market value: from outsiders $ [990]		[1410]	[1720]
C. Pursuant to secured demand note collateral agreements:		[1420]	[1730]
1. from outsiders $ [1000]			
2. Includes equity subordination (15c3-1 (d)) of .... $ [1010]			
D. Exchange memberships contributed for use of company, at market value		[1430]	[1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	[1750]
20. TOTAL LIABILITIES	$ [1230]	$ [1450]	$ [1760]

Ownership Equity

		Total
21. Sole proprietorship		$ [1770]
22. Partnership (limited partners	$ [1020])	[1780]
23. Corporation:		
A. Preferred stock		[1791]
B. Common stock		[1792]
C. Additional paid-in capital		[1793]
D. Retained earnings		[1794]
E. Total		[1795]
F. Less capital stock in treasury		([1796])
24. TOTAL OWNERSHIP EQUITY		$ [1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY		$ [1810]

* OMIT PENNIES

* ... net capital requirement method need not complete these columns.

ALTERNATIVE FILERS

JOSEPH KOSINSKY, INC.
400 SECOND AVENUE
NEW YORK, N.Y. 10010

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Joseph Kosinsky, Inc. 400 Second Avenue New York, NY 10010 (212) 532-8393

For the period (MMDDYY) from 1/1/05 [3932] to 12/31/05 [3933]

Number of months included in this statement 12 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE

Item		Amount	Code
1. Commissions:		$	3935
a. Commissions on transactions in exchange listed equity securities executed on an exchange			3938
b. Commissions on listed option transactions			3939
c. All other securities commissions			3940
d. Total securities commissions			
2. Gains or losses on firm securities trading accounts			3945
a. From market making in options on a national securities exchange			3949
b. From all other trading			3950
c. Total gain (loss)			3952
3. Gains or losses on firm securities investment accounts			3955
4. Profit (loss) from underwriting and selling groups		329	3970
5. Revenue from sale of investment company shares			3990
6. Commodities revenue			3975
7. Fees for account supervision, investment advisory and administrative services		185	3995
8. Other revenue		$ 514	4030
9. Total revenue			

EXPENSES

Item		Amount	Code
		$	4120
10. Salaries and other employment costs for general partners and voting stockholder officers			4115
11. Other employee compensation and benefits			4140
12. Commissions paid to other broker-dealers			4075
13. Interest expense	4070		
a. Includes interest on accounts subject to subordination agreements		663	4195
14. Regulatory fees and expenses		13336	4100
15. Other expenses		$ 13,999	4200
16. Total expenses			

NET INCOME

Item		Amount	Code
		(13,485)	4210
17. Net Income (loss) before Federal income taxes and items below (item 9 less item 16)		$	4220
18. Provision for Federal income taxes (for parent only)			4222
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above	4238		
a. After Federal income taxes of			4224
20. Extraordinary gains (losses)	4239		
a. After Federal income taxes of			4225
21. Cumulative effect of changes in accounting principles		$ (13,485)	4230
22. Net income (loss) after Federal income taxes and extraordinary items			

MONTHLY INCOME

Item	Amount	Code
23. Income (current month only) before provision for Federal income taxes and extraordinary items (Loss)	$ (4,705)	4211

JOSEPH KOSINSKY, INC.
400 SECOND AVENUE
NEW YORK, N.Y. 10010

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT

PART IIA

BROKER OR DEALER	Joseph Kosinsky, Inc. ~~400 Second Avenue~~ New York, NY 10010 (212) 532-8383	as of 12/31/05

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k) (1)—$[redacted] 5,000 capital category as per Rule 15c3-1		✓	4550
B. (k) (2)(A)—"Special Account for the Exclusive Benefit of customers" maintained			4560
C. (k) (2)(B)—All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm	4335		4570
D. (k) (3)—Exempted by order of the Commission			4580

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Joseph Kosinsky, Inc.
400 Second Avenue
New York, NY 10010
(212) 532-9393

as of 12/31/05

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			$ 67,938	3480
2.	Deduct ownership equity not allowable for Net Capital			( )	3490
3.	Total ownership equity qualified for Net Capital			67,938	3500
4.	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
	B. Other (deductions) or allowable credits (List)				3525
5.	Total capital and allowable subordinated liabilities			$ 67,938	3530
6.	Deductions and/or charges:				
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	$ 58,968	3540		
	B. Secured demand note deficiency		3590		
	C. Commodity futures contracts and spot commodities-proprietary capital charges		3600		
	D. Other deductions and/or charges	134	3610	(59,102)	3620
7.	Other additions and/or allowable credits (List)				3630
8.	Net capital before haircuts on securities positions			$ 8,836	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):				
	A. Contractual securities commitments	$	3660		
	B. Subordinated securities borrowings		3670		
	C. Trading and investment securities:				
	1. Exempted securities		3735		
	2. Debt securities		3733		
	3. Options		3730		
	4. Other securities		3734		
	D. Undue Concentration		3650		
	E. Other (List)		3736	( )	3740
10.	Net Capital			$ 8,836	3750

OMIT PENNIES

[illegible], INC.
400 SECOND AVENUE
NEW YORK, N.Y. 10010

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Joseph Kosinsky, Inc. 400 Second Avenue New York, NY 10010 (212) [illegible] as of 12/31/05

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	$	3756
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ 5,000	3758
13.	Net capital requirement (greater of line 11 or 12)	$ 5,000	3760
14.	Excess net capital (line 10 less 13)	$ 3836	3770
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	$ 8,836	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition			$ 0	3790
17.	Add:				
	A. Drafts for immediate credit	$	3800		
	B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810		
	C. Other unrecorded amounts (List)	$	3820	$	3830
19.	Total aggregate indebtedness			$	3840
20.	Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)			% —	3850
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)			% 0	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B N/A

22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	3870
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	3880
24.	Net capital requirement (greater of line 22 or 23)	$	3760
25.	Excess net capital (line 10 less 24)	$	3910
26.	Net capital in excess of: 5% of combined aggregate debit items or $120,000	$	3920

OMIT PENNIES

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

JOSEPH KOSINSKY, INC.
400 SECOND AVENUE
NEW YORK, N.Y. 10010

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

N/A

Type of Proposed withdrawal or Accrual See below for code to enter	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (yes or no)
4600	4601	4602	4603	4604	4605
4610	4611	4612	4613	4614	4615
4620	4621	4622	4623	4624	4625
4630	4631	4632	4633	4634	4635
4640	4641	4642	4643	4644	4645
4650	4651	4652	4653	4654	4655
4660	4661	4662	4663	4664	4665
4670	4671	4672	4673	4674	4675
4680	4681	4682	4683	4684	4685
4690	4691	4692	4693	4694	4695
		TOTAL $	0 4699		

OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE:	DESCRIPTION
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals
4.	15c3-1(c)(2)(iv) Liabilities

JOSEPH KOSINSKY, INC.
[illegible] SECOND AVENUE
NEW YORK, N.Y. 1001[illegible]

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	Joseph Kosinsky, Inc. 400 Second Avenue New York, NY 10010 (212) [illegible]

For the period (MMDDYY) from 1/1/05 to 12/31/05

STATEMENT OF CHANGES IN OWNERSHIP EQUITY (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period			$ 43,923	4240
A. Net income (loss)			(13,485)	4250
B. Additions (Includes non-conforming capital of APIC	$ 37,500	4262)	37,500	4260
C. Deductions (Includes non-conforming capital of	$	4272)		4270
2. Balance, end of period (From item 1800)			$ 67,938	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

N/A

3. Balance, beginning of period	$	4300
A. Increases		4310
B. Decreases		4320
4. Balance, end of period (From item 3520)	$	4330

OMIT PENNIES

3/78

Joseph Kosinsky, Inc.
Statement of Cash Flow
For the twelve Months Ended December 31, 2005

		Current Month		Year to Date
Cash Flows from operating activities				
Net Income	$	(13,484.96)	$	(13,484.96)
Adjustments to reconcile net income to net cash provided by operating activities				
Accum. Depreciation - Furnitur		523.84		523.84
Total Adjustments		523.84		523.84
Net Cash provided by Operations		(12,961.12)		(12,961.12)
Cash Flows from investing activities				
Used For				
Net cash used in investing		0.00		0.00
Cash Flows from financing activities				
Proceeds From				
Paid-in Capital		37,500.00		37,500.00
Used For				
Net cash used in financing		37,500.00		37,500.00
Net increase <decrease> in cash	$	24,538.88	$	24,538.88
Summary				
Cash Balance at End of Period	$	67,519.81	$	67,519.81
Cash Balance at Beg of Period		(66,874.39)		(42,980.93)
Net Increase <Decrease> in Cash	$	645.42	$	24,538.88

Joseph Kosinsky, Inc.
400 Second Avenue
New York, NY [illegible]
(2[illegible]

~~Unaudited - For Internal Use Only.~~ JK

January 19. 2006

Joseph Kosinsky. Inc
400 Second Avenue
New York, New York 10010

SEC # 8-37792, NASD # 19806

The firm operates pursuant to exemptive provisions of SEC Rule 15 c 3-3 (k) (1). Therefore, it is not required to calculate the following:

(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15 c 3-3.

(i) Information Relating to the Possession or Control Requirements Under Rule 15 c 3-3.

(j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15 c 3-1. No differences are noted. Computation for Determination of the Reserve Requirements under exhibit A of Rule 15 c 3-3. Exempt.

(k) A Reconciliation between the audited and unaudited Statements of financial Condition with respect to methods of consolidation. No difference between December 31, 2005 unaudited and audited Net Capital.

(m) Exclusion claimed from membership in SIPC under Section 78 ccc (a) (2) (A) (ii) under SIPA of 1970 and filed on January 6, 2006.

(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. No audit difference.

William J. Chan, CPA
4211 8th Avenue
Brooklyn, NY 11232
(718) 437-1816

WILLIAM J. CHAN, CPA
4211 8TH AVENUE
BROOKLYN, NEW YORK 11232
(718) 437-1816

INDEPENDENT AUDITORS REPORT

January 19, 2006

To the Shareholder and Board of Directors of
Joseph Kosinsky, Inc.
400 Second Avenue
New York, New York 10010

I have audited the accompanying statement of financial condition of Joseph Kosinsky, Inc. (the ompany as of December 31, 2005, and the related statements of operations, changes in shareholders equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements enumerated above present fairly, in all material respects, the financial position of Joseph Kosinsky, Inc., as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule of computation of net capital is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

William J. Chan, CPA

WILLIAM J. CHAN, CPA
4211 8TH AVENUE
BROOKLYN, NY 11232
(718) 437-1816

January 19, 2006

Joseph Kosinsky, President
Joseph Kosinsky, Inc.
400 Second Avenue
New York, New York 10010

Dear Mr. Kosinsky:

In planning and performing our audit of the financial statements of Joseph Kosinsky, Inc. for the year ended December 31, 2005, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the unconsolidated financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission, we made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of net capital under Rule 17a3(a) (11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not

absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited my occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Yours truly,

WILLIAM J. CHAN, CPA

Securities Investor Protection Corporation
805 15th Street NW, Suite 800
Washington, DC 20005-2215

Forwarding and Address Correction Requested

8-037792 NASD DEC

JOSEPH KOSINSKY INC
400 SECOND AVE STE 20B
NEW YORK, NY 10010

Form SIPC-3 FY 2006

Check appropriate boxes.

- ☑ (i) the distrubution of shares of registered open end investment companies or unit investment trusts.
- ☑ (ii) the sale of variable annuities.
- ☑ (iii) the business of insurance.
- ☐ (iv) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts.

Pursuant to the terms of this form (detailed below).

X Joseph Kosinsky, Pres. 1/6/06
Authorized Signature/Title Date

Securities Investor Protection Corporation
805 15th Street NW, Suite 800
Washington, DC 20005-2215

⑈00000003⑈ ⑆000037792⑆ 0000 2006⑈

Form SIPC-3 FY 2006

8-037792 NASD DEC

JOSEPH KOSINSKY INC
400 SECOND AVE STE 20B
NEW YORK, NY 10010

Check appropriate boxes.

- ☑ (i) the distrubution of shares of registered open end investment companies or unit investment trusts.
- ☑ (ii) the sale of variable annuities.
- ☑ (iii) the business of insurance.
- ☐ (iv) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts.

Certification of Exclusion From Membership.

TO BE FILED BY A BROKER-DEALER WHO CLAIMS EXCLUSION FROM MEMBERSHIP IN THE SECURITIES INVESTOR PROTECTION CORPORATION ("SIPC") UNDER SECTION 78ccc(a)(2)(A)(ii) OF THE SECURITIES INVESTOR PROTECTION ACT OF 1970 ("SIPA").

The above broker-dealer certifies that during the year ending <u>December 31, 2006</u> its business as a broker-dealer is expected to consist exclusively of one or more of the following:

(i) the distrubution of shares of registered open end investment companies or unit investment trusts;
(ii) the sale of variable annuities;
(iii) the business of insurance;
(iv) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

and that, therefore, under section 78ccc(a)(2)(A)(ii) of the SIPA it is excluded from membership in SIPC.

The following bylaw was adopted by the Board of Directors:

<u>Interest on Assessments.</u> If all or any part of an assessment payable under Section 4 of the Act has not been received by the collection agent within 15 days after the due date thereof, the member shall pay, in addition to the amount of the assessment, interest at the rate of 20% per annum of the unpaid portion of the assessment for each day it has been overdue. If any broker or dealer has incorrectly filed a claim for exclusion from membership in the Corporation, such broker or dealer shall pay, in addition to all assessments due, interest at the rate of 20% per annum of the unpaid assessment for each day it has not been paid since the date on which it should have been paid.

In the event of any subsequent change in the business of the undersigned broker-dealer that would terminate such broker-dealer's exclusion from membership in SIPC pursuant to section 78ccc(a)(2)(A)(ii) of the SIPA, the undersigned broker-dealer will immediately give SIPC written notice thereof and make payment of all assessments thereafter required under Section78ddd(c) of the SIPA.

Sign, date and return the top portion of this form no later than 30 days after the beginning of the year, using the enclosed return envelope.

Retain the bottom portion of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.